Exhibit 99.1

ASUR Reports 4Q21 Financial Results

Total passenger traffic in 4Q21 continued its gradual recovery, rising 6.6% above
4Q19 pre-pandemic levels

Mexico City, February 24, 2022 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and twelve-month periods ended December 31, 2021.

4Q21 Highlights1

•

Total passenger traffic increased 93.5% year over year (YoY), reflecting the impact of the Covid-19 pandemic, which had affected travel demand since mid-March 2020, and exceeding 4Q19 pre-pandemic levels by 6.6%. By country of operations, 4Q21 passenger traffic showed the following recoveries compared to 4Q19 levels:

•	Mexico: surpassed 4Q19 traffic by 5.1%, with domestic and international traffic levels increasing by 1.5% and 8.9%, respectively, compared to 4Q19 levels.
•	Puerto Rico (Aerostar): exceeded 4Q19 traffic by 5.6%, with domestic traffic increasing by 8.7%, and international traffic reaching 77.3% of its comparable 4Q19 level.
•	Colombia (Airplan): surpassed 4Q19 traffic by 11.3%, with domestic and international passengers exceeding their comparable levels by 10.8% and 14.1%, respectively.

Table 1: Financial & Operational Highlights 1 Fourth Quarter% Chg 20202021Financial Highlights   Total Revenue4,253,6586,789,56459.6Mexico3,361,9335,259,75356.5San Juan674,484976,90344.8Colombia217,241552,908154.5Commercial Revenues per PAX105.8115.89.5Mexico117.1140.720.2San Juan122.8142.015.7Colombia50.838.6(24.0)EBITDA1,330,9383,285,382146.8Net Income580,0712,072,183257.2Majority Net Income503,0772,013,123300.2Earnings per Share (in pesos)1.67696.7104300.2Earnings per ADS (in US$)0.81933.2786300.2Capex1,526,7472,258,23547.9Cash & Cash Equivalents5,192,6288,770,06268.9Net Debt8,707,7185,009,485(42.5)Net Debt/ LTM EBITDA1.80.5(72.8)Operational Highlights   Passenger Traffic   Mexico4,979,9328,805,27876.8San Juan1,339,5602,508,83587.3Colombia1,393,7073,609,731159.0

•	Revenues increased 59.6% YoY to Ps.6,789.6 million and by 49.4% when compared to 4Q19. Excluding construction revenues, revenues increased 95.3% YoY and 24.5% against 4Q19.
•	Consolidated commercial revenues per passenger were Ps.115.8 in 4Q21.
•	Consolidated EBITDA increased 146.8% YoY to Ps.3,285.4 million and 34.8% compared to 4Q19.
•	Adjusted EBITDA Margin (excluding the effect of IFRIC 12) increased to 69.0%, from 54.6% in 4Q20 and 63.7% in 4Q19.
•	Cash & cash equivalents of Ps.8,770.1 million at year-end and Net Debt-to-LTM EBITDA at 0.5x.
•	Principal debt payments of Ps.164.9 million, or approximately 1.2% of Total Debt, mature in 1Q22, while Ps.450.5 million, or 3.4% of Total Debt, matures in 2022.

4Q21 Earnings Call

Date & Time: Friday, February 25, 2022 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-888-204-4368 (Toll-Free US & Canada) and 1-323-994-2093 (International & Mexico) Access Code: 1346109.

Replay: Friday, February 25, 2022 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, March 4, 2022.

Dial-in number: 1-844-512-2921 (Toll-Free US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 1346109

On October 1, 2021, the Company paid an ordinary net cash dividend of Ps.8.21 per common share.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and twelve-month periods ended December 31, 2021, and the equivalent three- and twelve-month periods ended December 31, 2020. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.20.4672 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange

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rate of COP198.2800 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 19 of this report.

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

The United States Centers for Disease Control and Prevention (CDC) requires negative COVID-19 tests for all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. As of December 6, 2021, all air passengers 2 years or older with a flight departing to the US from a foreign country, regardless of their nationality and vaccination status, are required show a negative COVID-19 viral test result taken no more than 1 day before travel, or documentation of having recovered from COVID-19 in the past 90 days, before boarding their flight. In addition, non-U.S. citizens must be fully vaccinated with an accepted COVID-19 vaccine to travel to the United States by plane, and only limited exceptions apply. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Merida, Veracruz and Oaxaca.

On January 28, 2022, the Governor of Puerto Rico issued an executive order updating the control measures related to the entry of passengers to Puerto Rico's airports starting February 2, 2022. For this purpose, fully vaccinated passengers arriving at Luis Muñoz Marín International Airport or any other airport on the Island on a flight from any other jurisdiction of the United States, will have to present evidence of being fully vaccinated with an accepted COVID-19 vaccine, and are no longer required to show a negative result of COVID-19 from a qualified SARS-CoV2 viral test or antigen tests. Unvaccinated travelers entering on domestic flights are still required to show negative test results taken within 48 hours prior to arrival, or take one within 48 hours of arrival and quarantine while awaiting results. Unvaccinated travelers who do not get tested within the 48-hour window are required to quarantine for 7 days and are subject to applicable sanctions.

Passengers can also present a positive COVID-19 result from the past three months prior to the flight, along with a letter from their doctor or a government health official certifying their recovery. All passengers over the age of two must wear a mask at all times and must complete the form entitled "Traveler's Declaration" from the Puerto Rico Department of Health. Passengers arriving from international destinations must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination.

In Colombia, passenger commercial flights had been reestablished at all of ASUR’s Colombian airports as of October 2, 2020. International flights were reestablished on September 16, 2020, with the Rionegro Airport resuming international flights on September 19, 2020. Stating June 2, 2021, a negative COVID-19 test is no longer required to enter the country. For travelers leaving the country and depending on the destination, requirements, if any, may include an antigen or PCR test, or proof of vaccination.

México, the United States and Colombia may issue or reissue flight restrictions similar to those issued in other parts of the world, which could cause a significant reduction in our operations.

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Impact of COVID-19 on ASUR’s FY21 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry as governments have introduced travel bans and restrictions. As a result, ASUR’s passenger traffic declined in the second half of March 2020 and continued to decline dramatically throughout its airport network in the following months. However, traffic has progressively recovered since June 2020. The table below shows the YoY change in passenger traffic during FY21:

YoY Change in Passenger Traffic During FY21
Region	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec	Total
Mexico	(44.1%)	(53.4%)	0.2%	1556.9%	2455.6%	863.2%	276.1%	148.3%	92.7%	90.7%	76.1%	67.7%	76.3%
Domestic	(29.7%)	(36.4%)	17.8%	874.3%	1376.3%	467.6%	161.0%	76.5%	47.0%	51.3%	37.5%	35.1%	62.8%
International	(55.6%)	(65.7%)	(15.0%)	9724.3%	13630.7%	2700.3%	557.9%	323.8%	210.6%	172.7%	142.2%	113.6%	93.4%
Puerto Rico	(40.1%)	(39.3%)	42.9%	1736.2%	1021.4%	371.8%	207.5%	209.6%	130.1%	95.4%	89.1%	79.6%	99.9%
Domestic	(37.2%)	(34.9%)	51.9%	1732.6%	999.6%	351.7%	196.1%	197.7%	121.5%	86.8%	83.1%	76.1%	101.0%
International	(68.5%)	(79.6%)	(54.7%)	1845.9%	2216.3%	1888.8%	540.9%	582.7%	394.9%	392.0%	225.1%	139.2%	83.1%
Colombia	(45.4%)	(44.7%)	22.0%	49681.4%	33629.1%	34282.8%	42281.9%	23518.5%	630.8%	241.2%	156.7%	115.4%	149.8%
Domestic	(43.6%)	(41.2%)	26.9%	73376.1%	55151.9%	56190.5%	50770.2%	24148.7%	561.8%	231.8%	151.4%	110.8%	147.8%
International	(55.7%)	(65.0%)	(7.8%)	17268.0%	12796.7%	11675.2%	22646.2%	20458.5%	1812.4%	308.1%	192.6%	145.4%	162.0%
Total	(43.7%)	(49.2%)	11.3%	1905.4%	2124.2%	822.5%	339.5%	234.5%	147.6%	115.6%	92.7%	79.1%	92.9%
Domestic	(35.9%)	(37.5%)	28.7%	1374.9%	1480.6%	575.2%	264.5%	191.1%	119.1%	92.9%	72.0%	62.8%	90.5%
International	(56.2%)	(66.2%)	(15.9%)	9131.7%	12058.9%	2868.1%	620.9%	377.3%	252.6%	188.8%	148.7%	117.2%	97.9%

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 4Q21 with a strong financial position, with cash and cash equivalents totaling Ps.8,770.1 million and Ps.13,779.5 million in Total Debt (including principal and interest payments). From ASUR’s Total Debt (i) Ps.164.9 million in principal payments or 1.2% of Total Debt is due in 1Q22, and (ii) Ps.450.5 million in principal payments, or 3.4% of Total Debt is due in 2022.

The following table shows the Company’s liquidity position by region of operations.

Liquidity Position as of December 31, 2021

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Jan– Mar 2022)
Mexico	5,700,314	4,630,722	6,964	4,623,758	0
Puerto Rico	2,295,087	6,952,069	353,672	6,598,397	114,969
Colombia	774,661	2,196,756	217,508	1,979,248	49,929
Total	8,770,062	13,779,547	578,144	13,201,403	164,898

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of December 31, 2021

Figures in thousands of Mexican Pesos

Region of Operation	2022	2023	2024	2025/2034
Mexico	0	1,475,000	1,525,000	1,650,000
Puerto Rico [1]	239,663	263,053	289,762	6,193,620
Colombia [2]	210,813	244,099	299,576	898,716
Total	450,476	1,982,152	2,114,339	8,742,337
[1] Figures in Mexican Pesos converted at the exchange rate at the close of the quarter Ps.20.4672= US$1.00
[2] Figures in Mexican Pesos converted at the exchange rate at the close of the quarter of COP198.0000=Ps.1.00
Note: Figures only reflects principal payments.

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The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of December 31, 2021

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico	7,515,880	247,418	30.4(1)	3.0
Puerto Rico	2,074,433	646,020	3.2(2)	1.1
Colombia	876,887	348,022	2.5(3)(4)	1.2
Total	10,467,200	1,241,460	8.4

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.2.1 billion and LTM Debt Service was Ps.646.0 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.876.9 million and Debt Service was Ps.348.0 million.

4 A waiver is granted for the breach of the Debt Coverage Ratio indicator from April 30, 2021 until March 31, 2022

Accounts Receivables

Starting in mid-March of 2020, some of the airlines and other clients and tenants that operate in ASUR’s airports asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course. Accounts receivables increased 38.3% YoY in 4Q21, reflecting the increasing business activity as passenger traffic recovered across ASUR’ s airport network.

Accounts Receivable as of December 31, 2021

Figures in Thousands of Mexican Pesos

Región	4Q20	4Q21	% Chg
Mexico	791,194	1,716,023	116.9
Puerto Rico	480,563	88,608	(81.6)
Colombia	86,470	73,607	(14.9)
Total	1,358,227	1,878,238	38.3

Note: Net of allowance for bad debts.

4Q21 Passenger Traffic

During 4Q21, total passenger traffic at ASUR increased 93.5% YoY to 14.9 million passengers, reflecting a recovery from the impact of the COVID-19 pandemic on travel which began mid-March 2020. Compared to 4Q19 pre-pandemic levels, passenger traffic in 4Q21 increased 6.6%.

Traffic in Mexico increased 76.8% YoY to 8.8 million passengers. In addition, Mexico traffic increased 5.1% compared to 4Q19 pre-pandemic levels, with domestic and international traffic increasing 1.5% and 8.9%, respectively.

In Puerto Rico, 4Q21 passenger traffic increased 87.3% YoY to 2.5 million passengers. Traffic exceeded 4Q19 levels by 5.6%, with domestic traffic rising 8.7% and international traffic recovering to 77.3% of 4Q19 activity.

Traffic in Colombia increased 159% YoY to 3.6 million passengers in 4Q21, reflecting the reestablishment of commercial flight operations that had been suspended by the Colombian government for

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the majority of 4Q20. Compared to 4Q19 levels, traffic increased 11.3%, with domestic and international traffic increasing 10.8% and 14.1%, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 21 of this report.

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Table 2: Passenger Traffic Summary
	Fourth Quarter			% Chg vs 20	% Chg vs 19	Twelve-Months			% Chg vs 20	% Chg vs 19
	2019	2020	2021			2019	2020	2021
Total Mexico	8,377,981	4,979,932	8,805,278	76.8	5.1	34,161,842	16,528,658	29,138,441	76.3	(14.7)
- Cancun	6,107,381	3,725,930	6,713,788	80.2	9.9	25,481,989	12,259,148	22,318,467	82.1	(12.4)
- 8 Others Airports	2,270,600	1,254,002	2,091,490	66.8	(7.9)	8,679,853	4,269,510	6,819,974	59.7	(21.4)
Domestic Traffic	4,316,622	3,112,983	4,380,602	40.7	1.5	16,683,996	9,246,112	15,057,198	62.8	(9.8)
- Cancun	2,276,863	1,954,143	2,538,943	29.9	11.5	8,980,397	5,454,995	9,081,354	66.5	1.1
- 8 Others Airports	2,039,759	1,158,840	1,841,659	58.9	(9.7)	7,703,599	3,791,117	5,975,844	57.6	(22.4)
International traffic	4,061,359	1,866,949	4,424,676	137.0	8.9	17,477,846	7,282,546	14,081,243	93.4	(19.4)
- Cancun	3,830,518	1,771,787	4,174,845	135.6	9.0	16,501,592	6,804,153	13,237,113	94.5	(19.8)
- 8 Others Airports	230,841	95,162	249,831	162.5	8.2	976,254	478,393	844,130	76.5	(13.5)
Total San Juan, Puerto Rico	2,376,073	1,339,560	2,508,835	87.3	5.6	9,448,253	4,845,353	9,684,227	99.9	2.5
Domestic Traffic	2,140,855	1,281,830	2,326,949	81.5	8.7	8,455,993	4,547,541	9,138,875	101.0	8.1
International traffic	235,218	57,730	181,886	215.1	(22.7)	992,260	297,812	545,352	83.1	(45.0)
Total Colombia	3,244,584	1,393,707	3,609,731	159.0	11.3	12,052,135	4,215,435	10,530,105	149.8	(12.6)
Domestic Traffic	2,773,813	1,213,351	3,072,462	153.2	10.8	10,231,479	3,625,324	8,984,220	147.8	(12.2)
International traffic	470,771	180,356	537,269	197.9	14.1	1,820,656	590,111	1,545,885	162.0	(15.1)
Total traffic	13,998,638	7,713,199	14,923,844	93.5	6.6	55,662,230	25,589,446	49,352,773	92.9	(11.3)
Domestic Traffic	9,231,290	5,608,164	9,780,013	74.4	5.9	35,371,468	17,418,977	33,180,293	90.5	(6.2)
International traffic	4,767,348	2,105,035	5,143,831	144.4	7.9	20,290,762	8,170,469	16,172,480	97.9	(20.3)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	Fourth Quarter		% Chg	Twelve- Months		% Chg
	2020	2021		2020	2021
Total Revenues	4,253,658	6,789,564	59.6	12,624,731	18,784,661	48.8
Aeronautical Services	1,535,412	2,880,509	87.6	5,412,418	9,408,599	73.8
Non-Aeronautical Services	904,367	1,883,295	108.2	3,555,227	6,229,896	75.2
Total Revenues Excluding Construction Revenues	2,439,779	4,763,804	95.3	8,967,645	15,638,495	74.4
Construction Revenues	1,813,879	2,025,760	11.7	3,657,086	3,146,166	(14.0)
Total Operating Costs & Expenses	3,149,343	4,000,118	27.0	9,507,436	10,126,987	6.5
Other Revenues				158,881		n/a
Operating Profit	1,104,315	2,789,446	152.6	3,276,176	8,657,674	164.3
Operating Margin	26.0%	41.1%	1512 bps	26.0%	46.1%	2014 bps
Adjusted Operating Margin [1]	45.3%	58.6%	1329 bps	36.5%	55.4%	1883 bps
EBITDA	1,330,938	3,285,382	146.8	4,880,732	10,306,319	111.2
EBITDA Margin	31.3%	48.4%	1710 bps	38.7%	54.9%	1621 bps
Adjusted EBITDA Margin [2]	54.6%	69.0%	1441 bps	54.4%	65.9%	1148 bps
Net Income	580,071	2,072,183	257.2	2,126,537	6,397,528	200.8
Net Majority Income	503,077	2,013,123	300.2	1,972,319	5,983,747	203.4
Earnings per Share	1.6769	6.7104	300.2	6.5744	19.9458	203.4
Earnings per ADS in US$	0.8193	3.2786	300.2	3.2122	9.7453	203.4

Total Commercial Revenues per Passenger [3]	105.8	115.8	9.5	124.4	115.6	(7.0)
Commercial Revenues	823,284	1,744,053	111.8	3,207,136	5,756,581	79.5
Commercial Revenues from Direct Operations per Passenger [4]	15.5	19.3	24.7	18.1	20.3	12.2
Commercial Revenues Excluding Direct Operations per Passenger	90.4	96.6	6.8	106.3	95.4	(10.3)

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores.

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Consolidated Revenues

Consolidated Revenues for 4Q21 increased 59.6% YoY, or Ps.2,535.9.0 million, to Ps.6,789.5 million and 49.4%, or Ps.2,244.9 million when compared to the pre-pandemic levels of 4Q19. The YoY increase was mainly due to the following increases:

•

108.2% in revenues from non-aeronautical services to Ps.1,883.3 million. Mexico contributed Ps.1,381.6 million, while Puerto Rico and Colombia accounted for Ps.388.5 million and Ps.143.2 million, respectively;

•

87.6% in revenues from aeronautical services to Ps.2,880.5 million. Mexico contributed Ps.1,945.3 million, while Puerto Rico and Colombia contributed Ps.527.5 million and Ps.407.7 million, respectively; and

•	11.7%, or Ps.211.9 million in construction services revenues to Ps.2,025.8 million, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 95.3% YoY to Ps.4,763.8 million.

Compared to 4Q19 pre-pandemic levels, revenues excluding construction services increased 24.5%, driven by a 33.5% increase in revenues from non-aeronautical services and a 19.3% increase in revenues from aeronautical services. Excluding revenues from construction services, Mexico accounted for 69.8% of total revenues in 4Q21, while Puerto Rico and Colombia represented 18.6% and 11.2%, respectively.

Commercial Revenues in 4Q21 increased 111.8% YoY to Ps.1,744.01 million, mainly reflecting the 93.6% recovery in passenger traffic. Compared to 4Q19 pre-pandemic levels, commercial revenues increased 34.1%. Commercial revenues increased YoY across ASUR’s regions of operations: 112.4% to Ps.1,244.8 million in Mexico, 116.7% to Ps.356.3 million in Puerto Rico, and 96.1% to Ps.142.9 million in Colombia.

Commercial Revenues per Passenger was Ps.115.8 in 4Q21, compared to Ps.105.8 in 4Q20 and Ps.92.3 in 4Q19.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses during 4Q21, including construction costs, increased 27.0% YoY, or Ps.850.8 million, to Ps.4,000.1 million, and increased 56.5%, or Ps.1,444.8 million, when compared to the pre-pandemic levels of 4Q19.

Excluding construction costs, operating costs and expenses increased 47.8% YoY, or Ps.638.9 million, and increased 7.5% compared to 4Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 30.0%, or Ps.239.3 million, mainly due to (i) higher technical assistance and concession fees together with increases in energy, maintenance and security expenses, and (ii) higher cost of sales from directly operated stores, together with higher social security contributions.

•

Puerto Rico: increased 116.5%, or Ps.331.0 million, principally reflecting a Ps.227.0 million reimbursement of expenses under the Cares Act grant in 4Q20. Without this benefit, costs in 4Q21 would have increased 20.3%, or Ps.104.1 million, mainly due to an increase in the maintenance provision in the quarter, higher cost of sales of directly operated convenience stores, depreciation and amortization and concession fees.

•	Colombia: increased 26.9%, or Ps.68.6 million, mainly due to a 165.7%, or Ps.65.4 million increase in concession fees.

Cost of Services increased 59.5% YoY, or Ps.372.8 million. The increase in cost of services was principally due to a 347.5%, or Ps.300.8 million increase in Puerto Rico, mainly reflecting the reimbursement of expenses for a total of Ps.227.0 million under the Cares Act grant in 4Q20. Without this benefit, cost of services in Puerto Rico would have increased 23.5%, or Ps.73.9 million, reflecting increases in the maintenance provision together with an increase in cost of sales of directly operated stores. Mexico also contributed to the increase in cost of services through a 17.2%, or Ps.73.8 million increase, mainly reflecting higher energy, maintenance, and security expenses, together with higher cost of sales from directly operated stores, and higher social security contributions. This was partially offset by a 1.7%, or Ps.1.9 million decline in cost of services in Colombia.

Construction Costs increased 11.7% YoY, or Ps.211.9 million. This was mainly driven by YoY increases of 11.1%, or Ps.193.8 million in Mexico, and 26.2% or Ps.18.8 million in Puerto Rico, partially offset by a decline of 28.9% or Ps.0.8 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico declined 1.6% YoY.

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Consolidated Technical Assistance increased 135.3% YoY mainly reflecting higher EBITDA in Mexico in 4Q21.

Concession Fees increased 104.4% YoY, principally due to increases of 101.5% in Mexico, 165.7% in Colombia and 33.8% in Puerto Rico, mainly due to higher regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 9.4% YoY, or Ps.42.7 million, principally due to increases of 9.4%, or Ps.17.1 million in Mexico, 11.8% or Ps.19.6 million in Puerto Rico and 5.7% or Ps.5.9 million in Colombia.

Consolidated Operating Profit (Loss) and EBITDA

In 4Q21, ASUR reported a 152.6% increase in Consolidated Operating Profit to Ps.2,789.4 million resulting in an Operating Margin of 41.1%, compared to a Ps.1,104.3 million profit and a 26.0% margin in 4Q20.

This performance resulted mainly from the recovery in passenger traffic following the gradual increase in travel demand as COVID-19 vaccination programs advance worldwide, and the resulting increase in revenues together with a marginal increase in costs.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit or loss divided by total revenues less construction services revenues, was 58.6% in 4Q21 compared with 45.3% in 4Q20 and 52.0% in 4Q19.

EBITDA increased 146.8%, or Ps.1,954.4 million, to Ps.3,285.4 million in 4Q21 from Ps.1,330.9 million in 4Q20. Compared to 4Q19, EBITDA increased 34.8%. By country of operations, EBITDA increased YoY by 146.6% or Ps.1,481.5 million to Ps.2,492.2 million in Mexico, by 77,3% or Ps.199.2 million, to Ps.457.0 million in Puerto Rico, and by 438.9%, or Ps.273.8 million to Ps.336.1 million in Colombia. Consolidated EBITDA margin in 4Q21 was 48.4% compared to 31.3% in 4Q20 and 53.6% in 4Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.0% in 4Q21, compared to 54.6% in 4Q20, and 63.7% in 4Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Interest Income	42,031	66,826	59.0	262,370	202,146	(23.0)
Interest Expense	(210,113)	(223,977)	6.6	(926,312)	(842,386)	(9.1)
Foreign Exchange Gain (Loss), Net	(191,142)	1,121	n/a	245,076	108,601	(55.7)
Total	(359,224)	(156,030)	(56.6)	(418,866)	(531,639)	26.9

In 4Q21 ASUR reported a Ps.156.0 million Consolidated Comprehensive Financing Loss, compared to a Ps.359.2 million loss in 4Q20.

During 4Q21 ASUR reported a foreign exchange gain of Ps.1.1 million, resulting from the 0.9% quarterly average depreciation of the Mexican peso against the U.S. dollar (0.5% quarter-end appreciation) during the period together with a U.S. dollar net asset position. This compares to a Ps.191.1 million foreign exchange loss in 4Q20 resulting from the 7.2% quarterly average appreciation of the Mexican peso (10.1% quarter-end appreciation) on a U.S. dollar net asset position.

Interest expense increased Ps.13.9 million, or 6.6% YoY, mainly driven by a Ps.27.6 million or 45.3% increase in interest payments in Mexico due to a Ps.690.0 million drawdown in lines of credit in October 2021. This was partially offset by a Ps.15.0 million, or 41.6% decline in interest expenses in Colombia on fair value loan repayments recognized under IFRS 3.

Interest income increased Ps.24.8 million, or 59.0% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 4Q21 increased Ps.396.2 million YoY, principally due to the combination of:

ASUR 4Q21 Page 8 of 26

•

A Ps.482.4 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of COVID-19 in 4Q20.

•

A Ps.86.2 million decline in deferred income taxes. This mainly reflects a Ps.107.7 million decrease in deferred income taxes in Mexico, principally related to a higher tax benefit in certain airports, and a Ps.1.5 million tax benefit in Puerto Rico, partially offset by a decline of 23.1 million in the tax benefit in Puerto Rico.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.2,013.1 million for 4Q21, compared to a Majority Net Income of Ps.503.1 million in 4Q20. This resulted in earnings per common share in 4Q21 of Ps.6.7104, or earnings per ADS of US$3.2786 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.6769 and earnings per ADS of US$0.8193 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.2,072.2 million in 4Q21, an increase of Ps.1,492.1 million or 257.2%, from Ps.580.1 million in 4Q20.

Consolidated Financial Position

On December 31, 2021, airport concessions represented 82.0% of the Company’s total assets, with current assets representing 17.6% and other assets representing 0.5%.

As of December 31, 2021, the Company had cash and cash equivalents of Ps.8,770.1 million, a 68.9% increase from Ps.5,192.6 million at December 31, 2020. Mexico, Puerto Rico and Colombia contributed with Ps.1,641.8 million, Ps.1,490.4 million, and Ps.445.2 million in cash and cash equivalents, respectively.

As of December 31, 2021, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,816.9 million, ii) goodwill of Ps.977.8 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.581.7 million, and iv) a minority interest of Ps.5,331.6 million within stockholders' equity.

The valuation of ASUR’s investment in Airplan (Colombia), in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2021: i) the recognition of a net intangible asset of Ps.1,151.2 million, ii) goodwill of Ps.1,605.6 million, iii) deferred taxes of Ps.196.2 million, and iv) Ps.497.1 million from the recognition of bank loans at fair value.

Stockholders’ equity at December 31, 2021 was Ps.45,770.0 million and total liabilities were Ps.20,060.7 million, representing 69.5% and 30.5% of total assets, respectively. Deferred liabilities represented 15.3% of ASUR’s total liabilities.

Total Debt at quarter-end declined 0.9% to Ps.13,779.5 million from Ps.13,900.4 million on December 31, 2020. This mainly reflects principal and interest payments of Ps.770.9 million, and a Ps.650.0 million loan obtained in Mexico in October 2021.

On December 31, 2021, 33.6% of ASUR’s total debt was denominated in Mexican pesos, 50.5% in U.S. Dollars (at Aerostar in Puerto Rico) and 15.9% in Colombian pesos.

Principal payments of Ps.164.9 million, or 1.2% of Total Debt mature in 1Q22, and a total of Ps.450.5 million, or 3.4% of Total Debt mature in 2022.

LTM Net Debt-to-LTM EBITDA stood at 0.5x at the close of 4Q21, while the Interest Coverage ratio was 8.4x. This compares with LTM Net Debt-to-LTM EBITDA of 1.8x and an Interest Coverage Ratio of 4.2x at December 31, 2020.

ASUR 4Q21 Page 9 of 26

Table 5: Consolidated Debt Indicators
	December 31, 2020	September 30, 2021	December 31, 2021
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.8	2.9	1.3
Total Net Debt/ LTM EBITDA (Times) [2]	1.8	1.8	0.5
Interest Coverage Ratio [3]	4.2	3.5	8.4
Total Debt	13,900,346	14,075,746	13,779,547
Short-term Debt	1,138,750	1,321,322	578,144
Long-term Debt	12,761,596	12,754,424	13,201,403
Cash & Cash Equivalents	5,192,628	5,192,628	8,770,062
Total Net Debt [4]	8,707,718	8,883,118	5,009,485

[1] Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents

Table 6: Consolidated Long-Term Debt Profile (millions)*

Original Amount	Aerostar US$		Cancun Airport Mexican Pesos (Thousand)		Airplan Col Ps (Million)
	US$ 350 M	US$ 50 M	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of December 31, 2021	298,665	42,666	2,000,000	2,650,000	327,797
2022	10.246	1.464			41.800
2023	11.246	1.607	150.000	1.325.000	48.400
2024	12.388	1.770	200.000	1.325.000	59.400
2025	13.602	1.943	275.000		68.200
2026	14.994	2.142	375.000		72.600
2027	16.618	2.374	475.000		37.397
2028	16.231	2.319	525.000
2029	17.285	2.469
2030	20.940	2.991
2031	27.035	3.862
2032	34.406	4.915
2033	38.534	5.505
2034	42.582	6.083
2035	22.559	3.223
*Expressed in the original currency of each loan.

Note: The syndicated loans in Mexico were incurred in October 2017 and September 2021, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

Capital Expenditures

During 4Q21, ASUR made capital expenditures of Ps.2,258.2 million. Of this amount, Ps.2,159.7 million were allocated to modernize the Company´s Mexican airports pursuant to its master development plans, Ps.97.7 million were invested by Aerostar in Puerto Rico and Ps.0.8 million were invested in Colombia. This compares with Ps.1,526.7 million invested in 4Q20, of which Ps.1,448.8 million was invested in Mexico, Ps.75.2 million in Puerto Rico and Ps.2.8 million in Colombia. On an accumulated basis, ASUR invested a total of Ps.3,676.7 million in CAPEX during FY21, compared to Ps.3,328.6 million in FY20.

Key Events for the Quarter

Dividend Payment

On October 1, 2021, the Company paid an ordinary net cash dividend in the total amount of Ps.8.21 (eight pesos and twenty-one cents, Mexican legal tender) per share, which had been approved at ASUR’s General Ordinary Shareholders' Meeting held on April 23, 2020.

ASUR 4Q21 Page 10 of 26

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	5,004	8,847	76.8	16,616	29,277	76.2

Total Revenues	3,361,933	5,259,753	56.5	8,929,633	13,500,199	51.2
Aeronautical Services	958,094	1,945,275	103.0	3,115,335	6,206,649	99.2
Non-Aeronautical Services	664,784	1,381,581	107.8	2,517,816	4,384,946	74.2
Construction Revenues	1,739,055	1,932,897	11.1	3,296,482	2,908,604	(11.8)
Total Revenues Excluding Construction Revenues	1,622,878	3,326,856	105.0	5,633,151	10,591,595	88.0

Total Commercial Revenues	585,951	1,244,814	112.4	2,178,230	3,923,095	80.1
Commercial Revenues from Direct Operations	89,499	212,021	136.9	324,051	692,632	113.7
Commercial Revenues Excluding Direct Operations	496,452	1,032,793	108.0	1,854,179	3,230,463	74.2

Total Commercial Revenues per Passenger	117.1	140.7	20.2	131.1	134.0	2.2
Commercial Revenues from Direct Operations per Passenger [1]	17.9	24.0	34.0	19.5	23.7	21.3
Commercial Revenues Excluding Direct Operations per Passenger	99.2	116.7	17.7	111.6	110.3	(1.1)

For the purposes of this table, approximately 24.5 and 42.1 thousand transit and general aviation passengers are included in 4Q20 and 4Q21 respectively, while 87.5 and 138.6 thousand transit and general aviation passengers are included in FY20 and FY21.

[1] Represents the operations of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 4Q21 increased 56.5% YoY to Ps.5,259.7 million and 68.3% when compared to pre-pandemic levels of 4Q19.

Excluding construction, revenues increased 105.0% YoY, principally due to increases of 103.0% in revenues from aeronautical services and 107.8% in revenues from non-aeronautical services, resulting mainly from the 76.8% recovery in passenger traffic. Compared to pre-pandemic levels of 4Q19, revenues excluding construction increased 28.4%, reflecting growth of 35.2% in revenues from non-aeronautical services and 23.9% from aeronautical services.

Commercial Revenues increased 112.4% YoY, principally reflecting the 76.8% increase in passenger traffic, as shown in Table 7. Commercial Revenues per Passenger for 4Q21 were Ps.140.7 compared to Ps.117.1 in 4Q20 and Ps.108.8 in 4Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of nine new commercial spaces, six of which are at Cancun Airport, two at Merida Airport, and one at Cozumel Airport. More details of these openings can be found on page 22 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since December 31, 2020
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	4Q21	FY21
Duty Free	151.3%	89.4%	Cancun	6
Retail	116.8%	89.4%	Retail	1
Food & Beverage	108.0%	84.3%	Car Rentals	4
Banks & Foreign Exchange	103.8%	55.9%	Other Income	1
Car Rentals	98.5%	92.4%	8 Other Airports	3
Ground Transportation	90.8%	93.1%	Retail	1
Other Income	84.2%	35.0%	Car Rentals	2
Car Parking	74.6%	53.5%	Mexico	9
Teleservices	52.8%	20.7%
Advertising	35.0%	40.8%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	112.4%	80.1%

ASUR 4Q21 Page 11 of 26

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Cost of Services	427,984	501,801	17.2	1,648,693	1,951,959	18.4
Administrative	57,807	56,895	(1.6)	232,935	263,156	13.0
Technical Assistance	53,257	127,175	138.8	175,615	391,698	123.0
Concession Fees	74,223	149,527	101.5	254,337	476,536	87.4
Depreciation and Amortization	183,277	200,426	9.4	726,679	808,031	11.2
Operating Costs and Expenses Excluding Construction Costs	796,548	1,035,824	30.0	3,038,259	3,891,380	28.1
Construction Costs	1,739,055	1,932,897	11.1	3,296,482	2,908,604	(11.8)
Total Operating Costs & Expenses	2,535,603	2,968,721	17.1	6,334,741	6,799,984	7.3

Total Mexico Operating Costs and Expenses for 4Q21 increased 17.1% YoY, or Ps.433.1. Excluding construction costs, operating costs and expenses increased 30.0% or Ps.239.3 million, mainly reflecting higher technical assistance and concession fees, as well as increases in energy, maintenance and security costs. Higher cost of sales at stores operated by ASUR and an increase in social security contributions also contributed to higher costs.

Cost of Services increased 17.2% YoY, mainly reflecting higher energy, maintenance and security expenses, together with higher cost of sales at stores operated directly by ASUR and an increase in social security contributions.

Administrative Expenses declined 1.6% YoY.

The Technical Assistance fee paid to ITA increased 138.8% YoY reflecting higher EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 101.5%, principally due to the increase in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 9.4% YoY, reflecting higher investments to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Interest Income	40,377	60,496	49.8	256,227	189,402	(26.1)
Interest Expense	(60,893)	(88,495)	45.3	(305,163)	(290,166)	(4.9)
Foreign Exchange Gain (Loss), Net	(190,728)	885	n/a	245,682	108,398	(55.9)
Total	(211,244)	(27,114)	(87.2)	196,746	7,634	(96.1)

In 4Q21, ASUR’s Mexico operations reported a Ps.27.1 million Comprehensive Financing Loss, compared to a Ps.211.2 million loss in 4Q20. This was mainly due to a foreign exchange gain of Ps.0.9 million in 4Q21 resulting from the 0.9% average quarterly depreciation of the Mexican peso (0.5% appreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares with a Ps.190.8 million foreign exchange loss 4Q20, resulting from the 7.2% average quarterly appreciation of the Mexican peso during that period (10.1% at quarter-end) and a foreign currency net asset position.

Interest expense increased 45.3% YoY reflecting a higher debt balance as a result of the Ps.690 million in lines of credit drawn down in October 2021, while interest income increased 49.8% as a result of a higher cash balance.

ASUR 4Q21 Page 12 of 26

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Revenue	3,361,933	5,259,753	56.5	8,929,633	13,500,199	51.2
Total Revenues Excluding Construction Revenues	1,622,878	3,326,856	105.0	5,633,151	10,591,595	88.0
Operating Profit	826,330	2,291,032	177.3	2,594,892	6,700,215	158.2
Operating Margin	24.6%	43.6%	1898 bps	29.1%	49.6%	2057 bps
Adjusted Operating Margin [1]	50.9%	68.9%	1795 bps	46.1%	63.3%	1720 bps
Net Profit [2]	447,730	1,736,888	287.9	2,040,625	5,087,072	149.3
EBITDA	1,010,758	2,492,227	146.6	3,331,483	7,515,880	125.6
EBITDA Margin	30.1%	47.4%	1732 bps	37.3%	55.7%	1836 bps
Adjusted EBITDA Margin [3]	62.3%	74.9%	1263 bps	59.1%	71.0%	1182 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.113.4 million and 131.7 million in 4Q21 and 4Q20, respectively, for Airplan Ps.195.3 million and Ps.55.3 million in 4Q21 and 4Q20, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.2,291.0 million in 4Q21, resulting in an Operating Margin of 43.6%, compared with an Operating Gain of Ps.826.3 million and an Operating Margin of 24.6% in 4Q20. In 4Q19, ASUR reported a pre-pandemic Operating Margin of 52.6%.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues was 68.9% in 4Q21, compared to 50.9% in 4Q20, and 63.4% in 4Q19.

EBITDA increased Ps.1,481.5 million to Ps.2,492.2 million in 4Q21, from Ps.1,010.7 million in 4Q20 and compared to Ps.1,822.1 million reported in 4Q19. EBITDA margin in 4Q21 was 47.4%, compared with EBITDA Margin of 30.1% in 4Q20 and 58.3% in 4Q19.

During 4Q21, ASUR’s operations in Mexico recognized Ps.1,932.9 million in “Construction Revenues,” compared with Ps.1,739.0 million in 4Q20, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 4Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 74.9%, compared with 62.3% in 4Q20, and 70.3% in 4Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of December 31, 2021, totaled Ps.6,492.7 million, with an average tariff per workload unit of Ps.205.2 (December 2020 pesos), accounting for approximately 61.3% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 4Q21, ASUR’s operations in Mexico made capital investments of Ps.2,159.7 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capital expenditures of Ps.1,448.8 million in 4Q20.

On an accumulated basis, ASUR made investments of Ps.3,441.8 million in FY21, compared to Ps.2,921.1 million in FY20.

ASUR 4Q21 Page 13 of 26

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and twelve-month periods ended December 31, 2020 and 2021.

As of December 31, 2021, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,816.9 million, ii) goodwill of Ps.977.8 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.581.7 million, and iv) a minority interest of Ps.5,331.6 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	1,340	2,509	87.3	4,845	9,684	99.9

Total Revenues	674,484	976,903	44.8	2,902,238	3,652,835	25.9
Aeronautical Services	436,126	527,498	21.0	1,808,102	2,027,188	12.1
Non-Aeronautical Services	166,361	358,552	115.5	740,450	1,394,346	88.3
Construction Revenues	71,997	90,853	26.2	353,686	231,301	(34.6)
Total Revenues Excluding Construction Revenues	602,487	886,050	47.1	2,548,552	3,421,534	34.3

Total Commercial Revenues	164,451	356,332	116.7	732,239	1,384,946	89.1
Commercial Revenues from Direct Operations	30,700	78,044	154.2	142,135	316,942	123.0
Commercial Revenues Excluding Direct Operations	133,751	278,288	108.1	590,104	1,068,004	81.0

Total Commercial Revenues per Passenger	122.8	142.0	15.7	151.1	143.0	(5.4)
Commercial Revenues from Direct Operations per Passenger [1]	22.9	31.1	35.7	29.3	32.7	11.6
Commercial Revenues Excluding Direct Operations per Passenger	99.8	110.9	11.1	121.8	110.3	(9.5)
Figures in pesos at the average exchange rate Ps.20.7483 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 4Q21 increased 44.8% YoY to Ps.976.9 million.

Excluding construction services, revenues rose 47.1%, mainly due to the following YoY increases:

•	21.0% in revenues from aeronautical services; and
•	115.5% in revenues from non-aeronautical services, principally due to the 87.3% increase in passenger traffic.

Commercial Revenues per Passenger reached Ps.142.0 in 4Q21, compared with Ps.122.8 in 4Q20 and pre-pandemic levels of Ps.105.2 in 4Q19.

No commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details can be found on page 22 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 4Q21 Page 14 of 26

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since December 31, 2020
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q21	12M21
Food and beverage	325.4%	72.5%	No commercial spaces opened during this period	0
Ground Transportation	167.3%	96.2%	Total New Commercial Spaces	0
Retail	143.6%	128.2%
Others revenues	130.9%	37.1%
Car parking	130.7%	103.7%
Car rentals	109.0%	99.0%
Duty Free	4.6%	(4.4%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banks and foreign exchange	(4.4%)	(16.2%)
Advertising	(14.6%)	7.7%
Total Commercial Revenues	116.7%	89.1%

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Cost of Services	86.571	387.445	347.5	905.951	991.929	9.5
Concession Fees	31.083	41.587	33.8	131.440	162.888	23.9
Depreciation and Amortization	166.456	186.104	11.8	746.524	740.075	(0.9)
Operating Costs and Expenses Excluding Construction Costs	284.110	615.136	116.5	1.783.915	1.894.892	6.2
Construction Costs	71.997	90.853	26.2	353.686	231.301	(34.6)
Total Operating Costs & Expenses	356.107	705.989	98.3	2.137.601	2.126.193	(0.5)
Figures in pesos at the average exchange rate Ps.20.7483 = US. 1.00

During 4Q21, total Operating Costs and Expenses at LMM Airport increased 98.3% YoY to Ps.706.0 million. Construction costs in the quarter increased 26.2% to Ps.90.8 million from Ps.72.0 million in 4Q20.

Excluding construction costs, operating costs and expenses increased 116.5% YoY, or Ps.331.0 million, to Ps.615.1 million. This mainly reflects reimbursement of expenses under the Cares Act for a total of Ps.227.0 million in 4Q20. Excluding this impact, these costs would have increased 23.5% or Ps.73.9 million, principally due to increases in the maintenance provision, in the cost of sales of directly operated convenience stores, and in concession fees, depreciation and amortization.

Cost of Services increased 347.5% YoY, or Ps.300.9 million, principally reflecting the Ps.227.0 million recovery in costs during 4Q20 under the Cares Act. Excluding this impact, cost of services would have increased 23.5%, or Ps.73.9 million in 4Q21, mainly reflecting a higher maintenance provision, and higher cost of sales in convenience stores directly operated by ASUR.

Concession Fees paid to the Puerto Rican government increased Ps.10.5 million, in line with the concession agreement.

Depreciation and Amortization increased 11.8% YoY, or Ps.19.6 million, principally reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.7483 per dollar in 4Q21, from Ps.20.5486 per dollar in 4Q20.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Interest Income	224	1.200	435.7	3.301	2.619	(20.7)
Interest Expense	(114.719)	(114.440)	(0.2)	(498.744)	(455.945)	(8.6)
Total	(114.495)	(113.240)	(1.1)	(495.443)	(453.326)	(8.5)
Figures in pesos at the average exchange rate Ps.20.7483 = US. 1.00

ASUR 4Q21 Page 15 of 26

During 4Q21, Puerto Rico reported a Ps.113.2 million Comprehensive Financing Loss, compared with a Ps.114.5 million loss in 4Q20, mainly reflecting the FX conversion impact in connection with the appreciation of the Mexican peso against the US dollar together with the full repayment of the subordinated term loan with Cancun airport in April 2021.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes, which was fully repaid in 4Q21.

In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn. All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Revenue	674.484	976.903	44.8	2.902.238	3.652.835	25.9
Total Revenues Excluding Construction Revenues	602.487	886.050	47.1	2.548.552	3.421.534	34.3
Other Revenues	--	--		158.881	--	n/a
Operating Profit	318.377	270.914	(14,9)	923.518	1.526.642	65.3
Operating Margin	47.2%	27.7%	-1947 bps	31.8%	41.8%	997 bps
Adjusted Operating Margin[1]	52.8%	30.6%	-2227 bps	36.2%	44.6%	838 bps
Net Income	192.484	147.649	(23.3)	385.545	1.034.451	168.3
EBITDA	257.807	457.018	77.3	1.329.920	1.914.386	43,9
EBITDA Margin	38.2%	46.8%	856 bps	45.8%	52.4%	658 bps
Adjusted EBITDA Margin[2]	42.8%	51.6%	879 bps	52.2%	56.0%	377 bps
Figures in pesos at the average exchange rate Ps.20.7483 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 4Q21 increased to Ps.270.9 million resulting in an Operating Margin of 27.7%, mainly reflecting higher non-aeronautical revenues and a marginal reduction in expenses. This compares with operating profit of Ps.318.4 million and an operating margin of 47.2% in 4Q20, and pre-pandemic Operating Profit of Ps.237.9 million and an Operating Margin of 27.6% in 4Q19.

EBITDA increased 77.3% to Ps.457.0 million in 4Q21 from Ps.257.8 million in 4Q20, and from Ps.399.8 million in 4Q19. EBITDA Margin increased 46.8% in 4Q21 compared to 38.2% in 4Q20 and 46.4% in 4Q19. The Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 51.6% in 4Q21 from 42.8% in 4Q20, while in 4Q19 it was 53.6%.

Puerto Rico Capital Expenditures

During 4Q21, Aerostar made capital investments of Ps.97.7 million compared with investments of Ps.75.2 million in 4Q20.

On an accumulated basis, during FY21 Aerostar made capital investments of Ps.230.3 million in Puerto Rico compared with Ps.400.5 million in FY20.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations

ASUR 4Q21 Page 16 of 26

and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and twelve-month periods ended December 31, 2020 and 2021.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2021: i) the recognition of a net intangible asset of Ps.1,151.2 million, ii) goodwill of Ps.1,605.6 million, iii) deferred taxes of Ps.196.2 million, and iv) Ps.497.1 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	1,434	3,701	158.1	4,324	10,822	150.3

Total Revenues	217,241	552,908	154.5	792,860	1,631,627	105.8
Aeronautical Services	141,192	407,736	188.8	488,981	1,174,762	140.2
Non-Aeronautical Services	73,222	143,162	95.5	296,961	450,604	51.7
Construction Revenues [1]	2,827	2,010	(28.9)	6,918	6,261	(9.5)
Total Revenues Excluding Construction Revenues	214,414	550,898	156.9	785,942	1,625,366	106.8
Total Commercial Revenues	72,882	142,907	96.1	296,667	448,540	51.2
Total Commercial Revenues per Passenger	50.8	38.6	(24.0)	68.6	41.4	(39.7)
Figures in pesos at an average exchange rate of COP186.9507 = Ps.1.00.

Note: For the purposes of this table, approximately 40.2 and 91.2 thousand transit and general aviation passengers are included in 4Q20 and 4Q21, while 108.5 and 291.8 thousand transit and general aviation passengers are included in FY20 and FY21.

Colombia Revenues

Total Colombia Revenues for 4Q21 increased 154.5% YoY to Ps.552.9 million and reached 99.0% of 4Q19 pre-pandemic levels. Excluding construction services, revenues increased 156.9% YoY mainly reflecting increases of 95.5% in revenues from non-aeronautical services, principally the 96.1% increase in commercial revenues, and 188.8% in revenues from aeronautical services.

Commercial Revenues per Passenger was Ps.38.6 compared with Ps.50.8 in 4Q20 and Ps.41.0 in 4Q19.

As shown in Table 21, during the last twelve months, 26 new commercial spaces were opened in Colombia. More details of these openings can be found on page 22 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2020
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q21	12M21
Ground Transportation	684.4%	25.1%	Retail	5
Duty free	526.8%	62.4%	Banks and foreign exchange	1
Car rental	358.9%	184.5%	Teleservices	3
Retail	229.1%	122.4%	Others revenues	17
Advertising	228.6%	80.3%	Total Commercial Spaces	26
Food and beverage	181.9%	92.1%
Car parking	134.1%	71.0%
Banks and foreign exchange	54.8%	41.9%
Others revenues	51.3%	34.4%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	(32.4%)	(8.4%)
Total Commercial Revenues	96.1%	51.2%

ASUR 4Q21 Page 17 of 26

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Cost of Services	111,780	109,895	(1.7)	413,929	437,832	5.8
Technical Assistance	790	-	n/a	3,082	2,843	(7.8)
Concession Fees	39,471	104,867	165.7	149,602	308,638	106.3
Depreciation and Amortization	102,765	108,636	5.7	461,563	445,236	(3.5)
Operating Costs and Expenses Excluding Construction Costs	254,806	323,398	26.9	1,028,176	1,194,549	16.2
Construction Costs	2,827	2,010	(28.9)	6,918	6,261	(9.5)
Total Operating Costs & Expenses	257,633	325,408	26.3	1,035,094	1,200,810	16.0
Figures in pesos at an average exchange rate of COP186.9507 = Ps.1.00.

Total Operating Costs and Expenses in Colombia increased 26.3% YoY to Ps.325.4 million in 3Q21. Excluding construction costs, operating costs and expenses increased 26.9% YoY to Ps.323.4 million.

Cost of Services declined by 1.7%, or Ps.1.9 million.

Construction Costs decreased 28.9% YoY, or Ps.0.8 million, reflecting lower complementary works to concessioned assets during compared 4Q20.

Concession Fees, which include fees paid to the Colombian government, increased 165.7% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased Ps.5.7 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso, as per IFRS 3.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Interest Income	2,962	5,130	73.2	21,083	11,207	(46.8)
Interest Expense	(36,033)	(21,042)	(41.6)	(140,646)	(97,357)	(30.8)
Foreign Exchange Gain (Loss), Net	(414)	236	n/a	(606)	203	n/a
Total	(33,485)	(15,676)	(53.2)	(120,169)	(85,947)	(28.5)
Figures in pesos at an average exchange rate of COP186.9507 = Ps.1.00.

During 4Q21, Airplan reported a Ps.15.7 million Comprehensive Financing Loss, compared with a Ps.33.5 million loss in 4Q20. This was mainly driven by a 41.6% decline in interest expenses on fair value loan repayments recognized under IFRS 3, partially offset by a 73.2% increase in interest earned.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2.196.7 million as of December 31, 2021.

On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity. This loan was fully paid down in 3Q21.

During 4Q21, Airplan made principal payments of Ps.40.0 million.

ASUR 4Q21 Page 18 of 26

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2020	2021		2020	2021
Total Revenue	217,241	552,908	154.5	792,860	1,631,627	105.8
Total Revenues Excluding Construction Revenues	214,414	550,898	156.9	785,942	1,625,366	106.8
Operating Profit	(40,392)	227,500	n/a	(242,234)	430,817	n/a
Operating Margin	(18.6%)	41.1%	5974 bps	(30.6%)	26.4%	5696 bps
Adjusted Operating Margin[1]	(18.8%)	41.3%	6013 bps	(30.8%)	26.5%	5733 bps
Net Profit	(60,143)	187,646	n/a	(299,633)	276,005	n/a
EBITDA	62,373	336,137	438.9	219,329	876,053	299.4
EBITDA Margin	28.7%	60.8%	3208 bps	27.7%	53.7%	2603 bps
Adjusted EBITDA Margin[2]	29.1%	61.0%	3193 bps	27.9%	53.9%	2599 bps
Figures in pesos at an average exchange rate of COP186.9507 = Ps.1.00.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Gain of Ps.227.5 million in 4Q21 compared with an Operating Loss of Ps.40.4 million in 4Q20 reflecting the impact of COVID-19. Operating Margin was 41.1% in 4Q21 compared to negative operating margin of 18.6% in 4Q20, and a pre-pandemic operating margin of 19.6% in 4Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was 41.3% in 4Q21 compared with negative 18.8% in 4Q20, and positive 22.4% in 4Q19.

During 4Q21, EBITDA was Ps.336.1 million resulting in an EBITDA Margin of 60.8%. This compares with EBITDA of Ps.62.4 million in 4Q20 and an EBITDA Margin of 28.7%, while in 4Q19 EBITDA Margin was 38.4%.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 61.0% in 4Q21, compared to 29.1% in 4Q20, mainly due to the decline in revenues resulting from Covid-19, while in 4Q19 Adjusted EBITDA Margin was 43.9%.

Colombia Capital Expenditures

During 4Q21, Airplan made capital investments of Ps.0.8 million compared to Ps.2.8 million in 4Q20. Accumulated capex for FY21 amounted to Ps.4.5 million, while in FY20 ASUR made capital investments of Ps.6.9 million Airplan.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 4Q21 amounted to Ps.407.7 million.

ASUR 4Q21 Page 19 of 26

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR

ASUR 4Q21 Page 20 of 26

or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q21 Page 21 of 26

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		3,112,983	4,380,602	40.7	9,246,112	15,057,198	62.8
CUN	Cancun	1,954,143	2,538,943	29.9	5,454,995	9,081,354	66.5
CZM	Cozumel	23,356	52,964	126.8	69,727	174,348	150.0
HUX	Huatulco	107,654	210,458	95.5	321,538	655,550	103.9
MID	Merida	356,945	615,344	72.4	1,213,897	1,889,785	55.7
MTT	Minatitlan	21,943	24,301	10.7	66,475	92,721	39.5
OAX	Oaxaca	155,809	241,784	55.2	527,967	786,809	49.0
TAP	Tapachula	89,405	120,474	34.8	273,727	409,730	49.7
VER	Veracruz	214,412	302,439	41.1	695,571	1,024,610	47.3
VSA	Villahermosa	189,316	273,895	44.7	622,215	942,291	51.4
International Traffic		1,866,949	4,424,676	137.0	7,282,546	14,081,243	93.4
CUN	Cancun	1,771,787	4,174,845	135.6	6,804,153	13,237,113	94.5
CZM	Cozumel	44,360	98,169	121.3	198,563	357,327	80.0
HUX	Huatulco	2,829	17,627	523.1	81,190	36,600	(54.9)
MID	Mérida	17,092	52,786	208.8	83,411	189,718	127.4
MTT	Minatitlan	1,553	1,342	(13.6)	3,820	5,823	52.4
OAX	Oaxaca	16,170	44,266	173.8	62,811	127,128	102.4
TAP	Tapachula	1,405	4,401	213.2	6,748	14,519	115.2
VER	Veracruz	7,306	19,672	169.3	25,588	78,850	208.2
VSA	Villahermosa	4,447	11,568	160.1	16,262	34,165	110.1
Total Traffic México		4,979,932	8,805,278	76.8	16,528,658	29,138,441	76.3
CUN	Cancun	3,725,930	6,713,788	80.2	12,259,148	22,318,467	82.1
CZM	Cozumel	67,716	151,133	123.2	268,290	531,675	98.2
HUX	Huatulco	110,483	228,085	106.4	402,728	692,150	71.9
MID	Merida	374,037	668,130	78.6	1,297,308	2,079,503	60.3
MTT	Minatitlan	23,496	25,643	9.1	70,295	98,544	40.2
OAX	Oaxaca	171,979	286,050	66.3	590,778	913,937	54.7
TAP	Tapachula	90,810	124,875	37.5	280,475	424,249	51.3
VER	Veracruz	221,718	322,111	45.3	721,159	1,103,460	53.0
VSA	Villahermosa	193,763	285,463	47.3	638,477	976,456	52.9

US Passenger Traffic, San Juan Airport (LMM)
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2020	2021		2020	2021
SJU Total [1]		1,339,560	2,508,835	87.3	4,845,353	9,684,227	99.9
Domestic Traffic		1,281,830	2,326,949	81.5	4,547,541	9,138,875	101.0
International Traffic		57,730	181,886	215.1	297,812	545,352	83.1

Colombia, Passenger Traffic Airplan
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		1,213,351	3,072,462	153.2	3,625,324	8,984,220	147.8
MDE	Medellín (Rio Negro)	774,120	2,215,139	186.1	2,481,885	6,309,014	154.2
EOH	Medellín	189,669	315,780	66.5	464,601	1,008,756	117.1
MTR	Montería	143,325	365,612	155.1	418,044	1,098,362	162.7
APO	Carepa	37,751	70,919	87.9	90,205	224,100	148.4
UIB	Quibdó	60,181	91,895	52.7	148,938	302,911	103.4
CZU	Corozal	8,305	13,117	57.9	21,651	41,077	89.7
International Traffic		180,356	537,269	197.9	590,111	1,545,885	162.0
MDE	Medellín (Rio Negro)	180,356	537,269	197.9	590,111	1,545,885	162.0
EOH	Medellín
MTR	Montería
APO	Carepa
UIB	Quibdó
CZU	Corozal
Total Traffic Colombia		1,393,707	3,609,731	159.0	4,215,435	10,530,105	149.8
MDE	Medellín (Rio Negro)	954,476	2,752,408	188.4	3,071,996	7,854,899	155.7
EOH	Medellín	189,669	315,780	66.5	464,601	1,008,756	117.1
MTR	Montería	143,325	365,612	155.1	418,044	1,098,362	162.7
APO	Carepa	37,751	70,919	87.9	90,205	224,100	148.4
UIB	Quibdó	60,181	91,895	52.7	148,938	302,911	103.4
CZU	Corozal	8,305	13,117	57.9	21,651	41,077	89.7

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 4Q21 Page 22 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces

ASUR Retail and Other Commercial Spaces Opened since December 31, 2020*
Business Name	Type	Opening Date
MEXICO
Cancun
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Experiencias xcaret	Other Revenue	March 2021
Red Importadora, SA de CV (Gowin)	Retail	Septiember 2021
Cozumel
Morena Mia Beauty Group	Retail	Septiember 2021
Mérida
Click mobility (Alamo)	Car Rental	January 2021
Turismo Gargo	Car Rental	April 2021
SAN JUAN, PUERTO RICO

COLOMBIA
Rionegro
Global Lounge Colombia SAS	Other Revenue	February 2021
Globoshops S.A.S.	Retail	February 2021
Davivienda S.A	Banks and Foreign Exchange	April 2021
Tampa Cargo S.A.S.	Other Revenue	May 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	May 2021
Cosmetika S.A.S.	Retail	July 2021
Kuehene & Nagel S.A.	Other Revenue	August 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	September 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenue	September 2021
Lasa-Sociedad de Apoyos Aeronauticos	Other Revenue	October 2021
Olaya herrera
Deparatamento de Antioquia	Other Revenue	January 2021
Fondo de Valoración del Municipio de Medellín	Other Revenue	January 2021
Aeroinversiones y Negocios S.A.S	Other Revenue	January 2021
Lico Distribuciones S.A.S.	Other Revenue	March 2021
Moon Flight Services S.A.S	Other Revenue	April 2021
Easyfly S. A.	Other Revenue	July 2021
Hoteles Regatta S.A.S.	Other Revenue	August 2021
Montería
Columbus Networks de Colombia S.A.S.	Teleservices	June 2021
Corozal
Edatel S.A	Teleservices	July 2021
Quibdo
Easyfly S. A.	Other Revenue	January 2021
Carepa
Edatel S.A	Teleservices	July 2021
Centro de Servicios
Inversiones P.G.R S.A.S	Other Revenue	March 2021
Estrategia Comercial de Colombia S.A.S.	Retail	March 2021
STF Group S.A.	Retail	July 2021

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q21 Page 23 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican Pesos

Item	4Q20	4Q20 Per Workload Unit	4Q21	4Q21 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	693,858	183.6	1,455,109	213.2	109.7	16.1
Non-Aeronautical Revenues	596,910	157.9	1,274,007	186.7	113.4	18.2
Construction Services Revenues	1,025,361	271.3	792,600	116.1	(22.7)	(57.2)
Total Revenues	2,316,129	612.7	3,521,716	516.0	52.1	(15.8)
Operating Profit	659,516	174.5	1,722,551	252.4	161.2	44.6
EBITDA	782,464	207.0	1,857,064	272.1	137.3	31.4
Merida
Aeronautical Revenues	83,397	194.9	155,166	212.3	86.1	8.9
Non-Aeronautical Revenues	22,338	52.2	38,904	53.2	74.2	1.9
Construction Services Revenues	417,913	976.4	503,623	689.0	20.5	(29.4)
Other [2]	14	-	16	-	14.3	n/a
Total Revenues	523,662	1,223.5	697,709	954.5	33.2	(22.0)
Operating Profit	23,795	55.6	103,057	141.0	333.1	153.6
EBITDA	36,205	84.6	118,198	161.7	226.5	91.1
Villahermosa
Aeronautical Revenues	38,190	183.6	65,213	218.1	70.8	18.8
Non-Aeronautical Revenues	11,587	55.7	14,942	50.0	29.0	(10.2)
Construction Services Revenues	44,687	214.8	90,306	302.0	102.1	40.6
Other [2]	21	0.1	21	0.1	-	-
Total Revenues	94,485	454.3	170,482	570.2	80.4	25.5
Operating Profit	11,909	57.3	25,843	86.4	117.0	50.8
EBITDA	19,996	96.1	35,231	117.8	76.2	22.6
Other Airports [3]
Aeronautical Revenues	142,649	202.3	269,787	232.2	89.1	14.8
Non-Aeronautical Revenues	33,949	48.2	53,728	46.2	58.3	(4.1)
Construction Services Revenues	251,094	356.2	546,368	470.2	117.6	32.0
Other [2]	49	0.1	66	0.1	34.7	-
Total Revenues	427,741	606.7	869,949	748.7	103.4	23.4
Operating Profit	25,055	35.5	141,198	121.5	463.6	242.3
EBITDA	63,135	89.6	185,681	159.8	194.1	78.3
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	304,088	n/a	331,583	n/a	9.0	n/a
Total Revenues	304,088	n/a	331,583	n/a	9.0	n/a
Operating Profit	106,055	n/a	298,383	n/a	181.3	n/a
EBITDA	108,958	n/a	296,053	n/a	171.7	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(304,172)	n/a	(331,685)	n/a	9.0	n/a
Total Mexico
Aeronautical Revenues	958,094	187.1	1,945,275	215.7	103.0	15.3
Non-Aeronautical Revenues	664,784	129.8	1,381,581	153.2	107.8	18.0
Construction Services Revenues	1,739,055	339.6	1,932,897	214.4	11.1	(36.9)
Total Revenues	3,361,933	656.5	5,259,753	583.3	56.5	(11.2)
Operating Profit	826,330	161.4	2,291,032	254.1	177.3	57.4
EBITDA	1,010,758	197.4	2,492,227	276.4	146.6	40.0
San Juan Puerto Rico, US [5]
Aeronautical Revenues	436,126	n/a	527,498	n/a	21.0	n/a
Non-Aeronautical Revenues	166,361	n/a	358,552	n/a	115.5	n/a
Construction Services Revenues	71,997	n/a	90,853	n/a	26.2	n/a
Total Revenues	674,484	n/a	976,903	n/a	44.8	n/a
Operating Profit	318,377	n/a	270,914	n/a	(14.9)	n/a
EBITDA	257,807	n/a	457,018	n/a	77.3	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	141,192	n/a	407,736	n/a	188.8	n/a
Non-Aeronautical Revenues	73,222	n/a	143,162	n/a	95.5	n/a
Construction Services Revenues	2,827	n/a	2,010	n/a	(28.9)	n/a
Total Revenues	217,241	n/a	552,908	n/a	154.5	n/a
Operating Profit	(40,392)	n/a	227,500	n/a	(663.2)	n/a
EBITDA	62,373	n/a	336,137	n/a	438.9	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	1,535,412	n/a	2,880,509	n/a	87.6	n/a
Non-Aeronautical Revenues	904,367	n/a	1,883,295	n/a	108.2	n/a
Construction Services Revenues	1,813,879	n/a	2,025,760	n/a	11.7	n/a
Total Revenues	4,253,658	n/a	6,789,564	n/a	59.6	n/a
Operating Profit	1,104,315	n/a	2,789,446	n/a	152.6	n/a
EBITDA	1,330,938	n/a	3,285,382	n/a	146.8	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

3 Reflects the results of operations of ASUR´s airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of ASUR´s parent holding company and its services subsidiaries. Because none of these entities hold the concessions for its airports, ASUR does not report workload unit data for theses entities.

5 Reflects the results of operation of San Juan Airport, Puerto Rico, U.S. for 4Q21.

6 Reflects the results of operation of  Airplan, Colombia, for 4Q21.

ASUR 4Q21 Page 24 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of December 31, 2021 and 2020
Thousands of Mexican Pesos

Item	December 2021	December 2020	Variation	% Change
Assets
Current Assets
Cash and Cash Equivalents	8,770,062	5,192,628	3,577,434	68.9
Cash and Cash Equivalents Restricted	123,081	5,055	118,026	2,334.8
Accounts Receivable, net	1,878,238	1,358,227	520,011	38.3
Recoverable Taxes and Other Current Assets	781,933	1,160,139	(378,206)	(32.6)
Total Current Assets	11,553,314	7,716,049	3,837,265	49.7

Non Current Assets
Machinery, Furniture and Equipment, Net	184,590	504,385	(319,795)	(63.4)
Intangible assets, airport concessions and Goodwill-Net	53,973,349	52,182,311	1,791,038	3.4
Documents Receivable	108,786		108,786	n/a
Investment in Joint Venture	10,689	8,466	2,223	26.3
Total Assets	65,830,728	60,411,211	5,419,517	9.0

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	290,689	353,886	(63,197)	(17.9)
Bank Loans and Short Term Debt	578,144	1,138,750	(560,606)	(49.2)
Accrued Expenses and Others Payables	2,917,565	1,274,451	1,643,114	128.9
Total Current Liabilities	3,786,398	2,767,087	1,019,311	36.8

Long Term Liabilities
Bank Loans	6,603,006	6,119,655	483,351	7.9
Long Term Debt	6,598,397	6,641,941	(43,544)	(0.7)
Deferred Income Taxes	3,044,632	3,165,145	(120,513)	(3.8)
Employee Benefits	28,239	24,177	4,062	16.8
Total Long Term Liabilities	16,274,274	15,950,918	323,356	2.0

Total Liabilities	20,060,672	18,718,005	1,342,667	7.2

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,989,535	1,890,659	98,876	5.2
Mayority Net Income for the Period	5,983,747	1,972,319	4,011,428	203.4
Cumulative Effect of Conversion of Foreign Currency	313,582	321,867	(8,285)	(2.6)
Retained Earnings	21,122,411	21,713,863	(591,452)	(2.7)
Non-Controlling interests	8,593,505	8,027,222	566,283	7.1
Total Stockholders' Equity	45,770,056	41,693,206	4,076,850	9.8

Total Liabilities and Stockholders' Equity	65,830,728	60,411,211	5,419,517	9.0
Exchange Rate per Dollar Ps. 20.4672

ASUR 4Q21 Page 25 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to December 31, 2021 and 2020
Thousands of Mexican Pesos

Item	12M	12M	%	4Q	4Q	%
	2020	2021	Chg	2020	2021	Chg
Revenues
Aeronautical Services	5,412,418	9,408,599	73.8	1,535,412	2,880,509	87.6
Non-Aeronautical Services	3,555,227	6,229,896	75.2	904,367	1,883,295	108.2
Construction Services	3,657,086	3,146,166	(14.0)	1,813,879	2,025,760	11.7
Total Revenues	12,624,731	18,784,661	48.8	4,253,658	6,789,564	59.6

Operating Expenses
Cost of Services	2,968,573	3,381,720	13.9	626,335	999,141	59.5
Cost of Construction	3,657,086	3,146,166	(14.0)	1,813,879	2,025,760	11.7
General and Administrative Expenses	232,935	263,156	13.0	57,807	56,895	(1.6)
Technical Assistance	178,697	394,541	120.8	54,047	127,175	135.3
Concession Fee	535,379	948,062	77.1	144,777	295,981	104.4
Depreciation and Amortization	1,934,766	1,993,342	3.0	452,498	495,166	9.4
Total Operating Expenses	9,507,436	10,126,987	6.5	3,149,343	4,000,118	27.0

Other Revenues	158,881		n/a

Operating Income	3,276,176	8,657,674	164.3	1,104,315	2,789,446	152.6

Comprehensive Financing Cost	(418,866)	(531,639)	26.9	(359,224)	(156,030)	(56.6)

Income from Results of Joint Venture Accounted by the Equity Method	(1,618)		n/a

Income Before Income Taxes	2,855,692	8,126,035	184.6	745,091	2,633,416	253.4

Provision for Income Tax	634,371	1,824,779	187.7	146,148	628,530	330.1
Deferred Income Taxes	94,784	(96,272)	(201.6)	18,872	(67,297)	(456.6)

Net Income for the Year	2,126,537	6,397,528	200.8	580,071	2,072,183	257.2

Majority Net Income	1,972,319	5,983,747	203.4	503,077	2,013,123	300.2
Non-Controlling Interests	154,218	413,781	168.3	76,994	59,060	(23.3)

Earning per Share	6.5744	19.9458	203.4	1.6769	6.7104	300.2
Earning per American Depositary Share (in U.S. Dollars)	3.2122	9.7453	203.4	0.8193	3.2786	300.2
Exchange Rate per Dollar Ps. 20.4672

ASUR 4Q21 Page 26 of 26

Consolidated Statement of Cash flow for the periods of January 1, to December 31, 2021 an 2020
Thousands of Mexican Pesos

Item	12M	12M	%	4Q	4Q	%
	2020	2021	Chg	2020	2021	Chg
Operating Activities
Income Before Income Taxes	2,855,692	8,126,035	184.6	745,091	2,633,416	253.4

Depreciation and Amortization	1,934,766	1,993,342	3.0	452,498	495,166	9.4
Income from Results of Joint Venture Accounted by the Equity Method	1,618		n/a
Interest Income	(262,370)	(202,146)	(23.0)	(42,031)	(66,826)	59.0
Interest Payables	926,312	842,386	(9.1)	210,112	223,978	6.6
Foreign Exchange Gain (Loss), Net Unearned	(66,574)	(59,974)	(9.9)	(2,278)	(59,974)	2,532.7
Sub-Total	5,389,444	10,699,643	98.5	1,363,392	3,225,760	136.6
Trade Receivables	(452,636)	(760,499)	68.0	(472,124)	(427,321)	(9.5)
Recoverable Taxes and other Current Assets	(128,348)	(308,953)	140.7	88,755	(404,281)	(555.5)
Income Tax Paid	(1,540,196)	(869,409)	(43.6)	(239,981)	(204,032)	(15.0)
Trade Accounts Payable	(331,121)	1,502,387	n/a	95,642	607,016	534.7

Net Cash Flow Provided by Operating Activities	2,937,143	10,263,169	249.4	835,684	2,797,142	234.7

Investing Activities
Investments in Joint Venture	(10,556)		n/a
Loans granted to Third Parties		(105,000)	n/a
Proceeds for Cancellation of Land Acquisition Contract		286,283	n/a
Restricted Cash	189,474	(118,202)	n/a	39,375	(110,116)	n/a
Investments in Machinery, Furniture and Equipment, Net	(3,328,560)	(3,676,719)	10.5	(1,526,747)	(2,258,235)	47.9
Interest Income	273,642	201,842	(26.2)	56,380	65,627	16.4

Net Cash Flow used by Investing Activities	(2,876,000)	(3,411,796)	18.6	(1,430,992)	(2,302,724)	60.9

Excess Cash to Use in Financing Activities	61,143	6,851,373	11,105.5	(595,308)	494,418	n/a

Bank Loans	66,958	4,650,000	6,844.7		2,000,000	n/a
Bank Loans Paid	(20,000)	(1,980,000)	9,800.0	(20,000)	(1,960,000)	9,700.0
Long Term Debt Paid	(226,275)	(2,608,425)	1,052.8	(76,691)	(248,871)	224.5
Interest Paid	(962,993)	(908,698)	(5.6)	(106,650)	(127,598)	19.6
Dividends Paid		(2,463,000)	n/a		(2,463,000)	n/a

Net Cash Flow used by Financing Activities	(1,142,310)	(3,310,123)	189.8	(203,341)	(2,799,469)	1,276.7

Net Increase in Cash and Cash Equivalents	(1,081,167)	3,541,250	n/a	(798,649)	(2,305,051)	188.6

Cash and Cash Equivalents at Beginning of Period	6,192,679	5,192,628	(16.1)	6,012,747	11,042,598	83.7

Exchange Gain on Cash and Cash Equivalents	81,116	36,184	(55.4)	(21,470)	32,515	n/a

Cash and Cash Equivalents at End of Period	5,192,628	8,770,062	68.9	5,192,628	8,770,062	68.9

ASUR 4Q21 Page 27 of 26